

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2014

<u>Via Email</u>
Troy A. Covey
Principal Executive Officer
Frozen Food Gift Group, Inc.
8844 Hillcrest Road
Kansas City, MO 64138

      Re: Frozen Food Gift Group, Inc.
             Form 8-K
             Filed March 28, 2014
             Response dated June 2, 2014
             Response dated June 23, 2014
             File No. 000-54597

Dear Mr. Covey:

      We have reviewed your response to our letter dated May 20, 2014 and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. We note your response to comment 1 in our letter dated May 20, 2014 and your statements in support of the conclusion that your operations are more than nominal. Without further information, the actions described do not fully allay our concern that your company might have been a shell company prior to the share exchange with APT Group, Inc., particularly in light of the limited nature of your assets and operations. If there are additional factors that you believe disqualify your company from being a shell company, please provide us with your analysis of such factors. In doing so, please provide your analysis regarding the way in which attempts to enter into a business combination constitute your operations and describe in more detail the efforts associated with entering into royalty agreements. Please also discuss in more detail your day-to-day operations. Alternatively, please amend the above-referenced Form 8-K to include the disclosure required by Item 2.01(f) of Form 8-K and the financial statements required by Item 9.01(a) and (b) of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Lisa Kohl, Staff Attorney, at 202-551-3252, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara Ransom
Assistant Director

cc: Gary Blum, Esq.